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PARIS
RIO DE JANEIRO
SãO PAULO
	June 14, 2006	VITóRIA
VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Mellisa Duru
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Re:	Brigham Exploration Company’s Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-1131881)
Dear Ms. Duru,
     On behalf of Brigham Exploration Company (“Brigham”), we enclose for filing under the Securities Act of 1933 (the “Act”), and the applicable rules and regulations under the Act, Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”). In addition, we have the following response to the sole outstanding legal comment of the Staff of the Securities and Exchange Commission. Our response is based upon information provided to us by the selling stockholders.
Comment No. 4      Selling Stockholders, page 21
Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.
     Response: Brigham has revised Amendment No. 2 to provide the requested disclosure.

Ms. Mellisa Duru
June 14, 2006

     Please direct any questions or additional comments regarding Amendment No. 2 and this letter to me at (512) 469-6158.
Very truly yours,
/s/ Kari A. Potts
Kari A. Potts